Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

February 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Patrick Fullem

Asia Timmons-Pierce

Jeff Gordon

Andrew Blume

Re:	Interactive Strength, Inc.

Registration Statement on Form S-1

Filed January 17, 2023 (File No. 333-269246)

CIK No. 0001785056

Ladies and Gentlemen:

On behalf of Interactive Strength Inc. (the “Registrant” or the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated February 3, 2023 (the “Comment Letter”), relating to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1, filed on February 1, 2023 (the “Registration Statement”). The Registrant is concurrently filing herewith Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

VIA EDGAR

Amendment No. 1 to Registration Statement on Form S-1 filed February 1, 2023

Cover Page

1.

Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. Please also revise your alternate prospectus cover page to disclose whether your secondary offering is contingent upon final approval of your NASDAQ listing.

Response: The Registrant respectfully confirms that the offering is contingent upon final approval of the Registrant’s listing on Nasdaq. The requested disclosure has been added to the cover page of the prospectus relating to the offering to state that it is a condition to the closing of the offering that the Registrant’s common stock shall have been approved for listing on the Nasdaq Stock Market. The Registrant supplementally confirms that such disclosure is consistent with the underwriting agreement, which provides that the underwriter’s obligations are subject to, among other things, approval of the common stock for listing on the “Exchange” (Nasdaq). In addition, disclosure has been added to the alternate prospectus cover page to disclose that the secondary offering is contingent upon final approval of the Registrant’s listing on Nasdaq.

2.

To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Response: The Registrant respectfully confirms that the offering is contingent on Nasdaq approval of its listing application and that the Registrant does not intend to proceed with the offering if the Nasdaq listing is denied.

Risk Factors, page 18

3.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price

VIA EDGAR

volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Registrant respectfully acknowledges the Staff’s comment and has included a separate risk factor titled “Certain recent initial public offerings …including those with relatively smaller public floats comparable to the anticipated public float of Forme, have experienced extreme, rapid, and substantial stock price volatility…seemingly unrelated to the underlying performance of the respective company...which may make it difficult for prospective investors to assess the value of our common stock” under the risk factor subsection captioned “— Risks Related to Our Common Stock and This Offering” to address the potential for rapid and substantial price volatility, any known factors particular to the Registrant’s offering that may add to this risk, the risks to investors when investing in stock where there is rapid and substantial volatility, and that such volatility, including any stock-run up, may be unrelated to the Registrant’s actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Registrant’s common stock.

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc: Trent Ward